File No. 0-27884

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2004

Macronix International Co., Ltd.

No. 16 Li-Hsing Road,
Science-Based Industrial Park
Hsinchu, Taiwan, Republic of China

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☑                    Form 40-F ☐.

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐                    No ☑.

     [If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                               .]

Monthly Sales Report — August 2004	3
Regulated Announcement for the month of August 2004	4 - 5
Signatures	6

MACRONIX INTERNATIONAL CO., LTD.
For the month of August 2004

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of August 2004.

     Sales volume (NT$: Thousand)

Time	Item	2004	2003	Changes	(%)
August	Invoice amount	2,053,866	1,642,822	411,044	25.02%
August	Net Sales	2,048,686	1,563,011	485,675	31.07%

     Funds lent to other parties (NT$: Thousand)

	Bal. As of	Bal. As of	Limit of
	August, 2004 end	July, 2004 end	lending
MXIC	0	0	17,821,184
MXIC’s subsidiaries	1,544,848	1,543,486	5,776,508

     Endorsements and guarantees (NT$: Thousand)

	Limit of		Bal. As of
	endorsement	August	period end
MXIC	17,821,184	0	4,410,730
MXIC’s subsidiaries	0	0	0
MXIC endorses for subsidiaries		0	4,410,730
MXIC’s subsidiaries endorses for MXIC		0	0
MXIC endorses for PRC companies		0	0
MXIC’s subsidiaries endorses for PRC companies		0	0

     Financial derivatives transactions (NT$: Million)

4-1 Hedging purpose:

For assets / liabilities denominated		For the position of
in foreign currencies		floating rate liabilities
Underlying assets / liabilities	489	Underlying assets / liabilities	0
Financial instruments	2	Financial instruments	0
Realized profit (loss)	0	Realized profit (loss)	0

4-2 Trading purpose: None

MACRONIX INTERNATIONAL CO., LTD.
For the month of August 2004

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of MXIC; F2) the pledge and clear of pledge of MXIC common shares by directors, supervisors, executive officers and 10% shareholders of MXIC; F3) outstanding units and shares of ADR; F4) outstanding amount of Convertible Bonds by MXIC for the month of August 2004.

     The trading of directors, supervisors, executive officers and 10% shareholders:

		Number of shares
		held when elected
		(for Directors,	Number of shares	Number of shares
		Supervisors and	held as	held as
Title	Name	Executive Officers)	July 31, 2004	August 31, 2004	Changes
Assistant Vice President	Shawn Yin	0	151,000	133,000	-18,000
Assistant Vice President	C.D. Lin	0	3,265,822	3,247,822	-18,000

     The pledge and clear of pledge of MXIC common shares by directors, supervisors, executive officers and 10% shareholders:

		Number of pledged		Accumulated number
		common shares as of	Date of the	of pledged common
Title	Name	August 31, 2003	pledge	shares
Director and Vice President	Tom Yiu	3,200,000	2004/08/26	8,200,000

     Outstanding units and shares of ADR:

	Outstanding of	Outstanding of	Outstanding of
	shares on	units on	shares on
Outstanding of units on July 31, 2004	July 31, 2004	August 31, 2004	August 31, 2004
1,696,515.3	16,965,153

     Outstanding amount of Convertible Bonds:

	Conversion	Outstanding Amounts	Outstanding Amounts
Convertible Bonds	Price	on August 31, 2004	On August 31, 2004
0.5% Convertible Bonds Due 2007	NT$28.2329
0% Convertible Bonds Due 2008	NT$11.9584

MACRONIX INTERNATIONAL CO., LTD.
For the month of August 2004

This is to report 1) the acquisition of assets by MXIC and 2) the disposition of assets by MXIC for the month of August 2004.

     The acquisition of assets:

		Trade Quantity	Purchase Price
Date	Description of assets	(Unit)	(Per Unit)	Trade Amount
			(NT$)	(NT$)
	The First Global Investment
2004/08/03	Trust Wan Tai Bond Fund	22,139,464.5000	13.5408 - 13.5553	300,000,000
2004/08/03	Entrust Phoenix Bond Fund	26,811,111.1000	14.4936 - 14.5923	391,000,000
2004/08/03	Jih-Sun Bond Fund	34,071,556.5200	13.1915 - 13.2098	450,000,000
2004/08/03	Shinkong Chi-Shin Fund	28,845,781.0300	13.8593 - 13.8744	400,000,000
2004/08/04	JF TAIWAN BOND FUND	30,134,149.8000	14.7509 - 14.7767	445,000,000
	HSBC NTD Money
2004/08/05	Management Fund	20,837,341.0000	14.3881 - 14.4018	300,000,000
2004/08/06	JF TAIWAN BOND FUND	23,711,148.0000	14.6945 - 14.7776	350,000,000
2004/08/06	UBS TAIWAN BOND FUND	20,854,432.6000	14.3807 - 14.3937	300,000,000

     The disposition of assets:

		Trade Quantity	Purchase Price
Date	Description of assets	(Unit)	(Per Unit)	Trade Amount
			(NT$)	(NT$)
	HSBC NTD Money
2004/08/27	Management Fund	27,773,823.9000	14.4161	400,390,223
2004/08/27	JF TAIWAN BOND FUND	23,711,148.0000	14.7000 - 14.7903	350,266,471
2004/08/27	JF TAIWAN BOND FUND	27,083,488.5000	14.7738 - 14.7903	400,349,366
2004/08/27	Jih-Sun Bond Fund	34,071,556.5200	13.2063 - 13.2231	450,467,922
2004/08/27	UBS TAIWAN BOND FUND	20,854,432.6000	14.3891 - 14.4033	300,175,171
	The First Global Investment
2004/08/30	Trust Wan Tai Bond Fund	22,139,464.5000	13.5518 - 13.5688	300,280,420
2004/08/30	Entrust Phoenix Bond Fund	26,811,111.1000	14.5137 - 14.6089	391,455,833

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the report to be signed on its behalf by the undersigned, thereunto duly authorized.

MACRONIX INTERNATIONAL CO., LTD.
Date: September 24, 2004	By:	/s/ Paul Yeh
		Name:	Paul Yeh
		Title:	Associate Vice President of Finance Center